UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

Gateway Garage Partners LLC

181 High Street LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11344

Delaware (State or other jurisdiction of incorporation or organization)	85-1031420 (I.R.S. Employer Identification No.)

Maine (State or other jurisdiction of incorporation or organization)	26-2224584 (I.R.S. Employer identification No.)

6 West 20th Street, 5th Floor New York, New York (Address of principal executive offices)	10011 (Zip Code)

(813) 438-6542
Registrant’s telephone number, including area code

Units of LLC Interest
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2022.

Overview

Gateway Garage Partners LLC (the “Company”) was formed on May 12, 2020 and has conducted no operations other than those related to its organization, the completion of the offering (the “Offering”) of its units of limited liability company interest (the “Units”) and the use of the proceeds of the Offering to acquire a 10% interest (the “Interest”) in 181 High Street LLC (“OpCo”). OpCo’s sole asset is a parking garage (the “Property”) located in Portland, Maine.

Operating Results

The Company issued 4,000 Units in the Offering for net proceeds of $1,000,000. The Offering was closed on March 8, 2021, and the Interest was acquired on the same date. As of June 30, 2022, the Company has received an aggregate of $7,179 in distributions from OpCo.

Liquidity and Capital Resources

The Company’s sole source of revenue is distributions received from OpCo relating to the Interest. As of August 31, 2022, OpCo had paid an aggregate of $7,179 of distributions on the Interest. OpCo’s mortgage loan contains certain financial covenants, including the requirement that OpCo maintain a minimum debt service coverage ratio of not less than 1.25:1 prior to any distributions and not less than 1.10:1 following any distribution. Compliance with this covenant is tested annually, and as of June 30, 2022, OpCo was not in compliance with the pre-distribution ratio. Therefore, in order to achieve compliance with its debt service coverage ratio for the 2022 fiscal year, OpCo does not anticipate making any cash distributions to its members, including the Company, for the remainder of 2022. As the debt service coverage ratio is calculated based largely on OpCo’s net income, the timing and amount of any distributions by OpCo to the Company will be dependent upon increased levels of OpCo’s net income.

2

Post the coronavirus (“COVID-19”) pandemic, Property operations continue to improve during 2022. From March 2022 through August 2022, average revenues have approached approximately 90% of average revenues pre-COVID-19. OpCo is engaged in an active digital marketing campaign to attract transient users and has employed local promotional campaigns and direct email programs to increase monthly parkers. In the second quarter of 2022, Standard Parking, OpCo’s property operations manager, began providing the valet parking services for the Eastland Park Hotel and has entered into a contract with OpCo to provide the parking spaces for the valet service. In the third quarter of 2022, Standard Parking, on behalf of OpCo, entered into an advertising and sponsorship agreement (the “Agreement”) with Portland Hockey, LLC, a member of the East Coast Hockey League (hereinafter referred to as “Maine Mariners”). The term of this Agreement with Maine Mariners is for three seasons, which shall commence on October 1, 2022, and continue through to May 1, 2025.

Effective August 1, 2022, C.J. Follini contributed (the “Contribution”) his 90% ownership interest in OpCo to Noyack Logistics Income REIT, Inc. (“NLI”) in exchange for units of limited partnership interest in NLI’s operating partnership subsidiary, NL REIT OP, LP. NLI was formed by Noyack Capital LLC, an affiliate of Mr. Follini, in October 2021 for the purpose of acquiring, owning and operating a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings, and structured parking garages. As a result of the Contribution, NLI indirectly owns 90% of the Property.

NLI intends to elect to be qualified as a real estate investment trust (“REIT”) for its taxable year ending December 31, 2022. In order to be able to qualify as a REIT, NLI must meet certain income and asset tests, including the requirement that 75% of its income must be generated from, among other things, rents from real property. In order for the revenue generated by the Property owned by OpCo to qualify as rents from real property, the property management agreement between Standard Parking and OpCo, under which Standard Parking operated and directed the operations of the Property (the “Property Management Agreement”), needed to be replaced by a master lease agreement between Standard Parking and OpCo (the “Master Lease”). Under the Master Lease, which has been entered into as of September 21, 2022, and is effective October 1, 2022, OpCo will lease the Property to Standard Parking, the tenant of the Property. The Master Lease has an initial term of three months with successive automatic three-month extensions, unless terminated by OpCo or Standard Parking pursuant to the terms hereof. The Master Lease requires Standard Parking to pay base rent and percentage rent to the OpCo on a monthly basis in an aggregate amount that approximates the operating economics generated by the Property that was distributed to OpCo under the terms of the Property Management Agreement.

The extent of the impact of COVID-19 on the operational and financial performance of the Property will depend on future developments, including the duration of any future outbreak(s) and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, OpCo’s results may be materially adversely affected. As of August 31, 2022, COVID-19 has not had a material impact to OpCo’s operations or financial performance as OpCo has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

The Company’s liquidity requirements consist primarily of funds required to pay an annual platform fee to LEX Markets LLC in an amount equal to 1% of the value of the public float of the Units. The value of the public float is based on the average price per Unit for the last 90 days of the immediately preceding calendar year or the Offering price ($250.00 per Unit) for 2021. The platform fee accrues at an annualized rate equal to the secured overnight financing rate (SOFR) plus 3% if the Company is unable to make the quarterly payment. As of June 30, 2022, the Company had not paid the platform fee.

Item 2.	Other Information

None

3

Item 3.	Financial Statements

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

4

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

INDEX TO FINANCIAL STATEMENTS

June 30, 2022 and 2021

F-1

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Balance Sheets

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Cash	$59,402	$59,430
Investment in 181 High Street LLC	961,154	980,729

Total assets	$1,020,556	$1,040,159

Liabilities and members’ equity

Liabilities:
Contribution payable to 181 High Street LLC	$60,000	$60,000
Accrued expenses	13,392	8,298

Total liabilities	73,392	68,298

Members’ equity:
Common units, 4,001 units issued and outstanding as of June 30, 2022 and December 31, 2021	947,164	971,861

Total liabilities and members’ equity	$1,020,556	$1,040,159

See notes to financial statements.

F-2

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021

Revenues:	$-	$-

Expenses:
Platform fee	4,964	3,158
General and administrative expenses	28	120
Interest expense	130	20

Total expenses	5,122	3,298

Other expenses:
Loss from 181 High Street LLC	(17,397)	-

Net loss	$(22,519)	$(3,298)

See notes to financial statements.

F-3

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Members’ Equity

For the Six Months Ended June 30, 2022

Members’ equity - January 1, 2022	$971,861

Distributions	(2,178)

Net loss	(22,519)

Members’ equity - June 30, 2022	$947,164

See notes to financial statements.

F-4

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(22,519)	$(3,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from 181 High Street LLC	17,397	-
Change in operating assets and liabilities:
Accrued expenses	5,094	3,178
Net cash used in operating activities	(28)	(120)

Cash flows from investing activities:
Investment in 181 High Street LLC	-	(940,000)
Distribution received from 181 High Street LLC	2,178	-
Net cash provided by (used in) investing activities	2,178	(940,000)

Cash flows from financing activities:
Cash contributions	-	1,000,000
Cash distributions	(2,178)	-
Net cash (used in) provided by financing activities	(2,178)	1,000,000

Net (decrease) increase in cash	(28)	59,880

Cash at beginning of period	59,430	65

Cash at end of period	$59,402	$59,945

Supplemental disclosure of non-cash investing activities:
Contribution payable to 181 High Street LLC	$-	$60,000

See notes to financial statements.

F-5

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Gateway Garage Partners LLC (the “Company”) was formed on May 12, 2020 as a Delaware limited liability company and is a partnership for U.S. federal income tax purposes. The Company was organized for the sole purpose of acquiring a membership interest in 181 High Street LLC, a Maine limited liability company (“OpCo”). OpCo’s sole asset is a 208,375 square foot parking garage containing approximately 600 parking spaces located at 181 High Street, Portland, Maine, (the “Property”). The Company is managed by Noyack Medical Partners LLC (the “Manager”), which is also the manager of OpCo.

The Company received its initial capital contribution on May 21, 2020.

The Company filed an offering statement on February 16, 2021 on Form 1-A with the U.S. Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of limited liability company units (“Units”) for an initial offering price of $250.00 per Unit. The maximum of $1,000,000 of Units was sold to the public in the initial offering on March 8, 2021. On March 8, 2021, the Company amended and restated its Limited Liability Operating Agreement (the “Operating Agreement”). As of December 31, 2021 and 2020, the Company had issued one Unit to the Manager, for a purchase price of $100. During the year ending December 31, 2021, the Company issued 4,000 units for $1,000,000 in the aggregate. The Company will remain in existence until liquidated in accordance with the terms of the Operating Agreement.

The Offering qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act.

The Company’s fiscal year end is December 31st.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial and/or cash management risk.

F-6

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company’s board of directors and ownership level. Under the equity method of accounting, an Investee company’s accounts are not reflected within the Company’s balance sheets and statements of operations; however, the Company’s share of the earnings or losses of the Investee company are recorded.

When the Company’s carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company’s financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Organizational and Offering Costs

Organizational and offering costs of the Company were paid by LEX Markets Corp. (“LEX”), which will be reimbursed by SDDco Brokerage Advisors LLC (the “Placement Agents”) up to the extent of the 4% placement fee received. LEX is responsible for any expenses in excess of the total placement fee. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. The offering expenses also include the distribution of Units, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing and qualification of the sale of shares under U.S. federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. OpCo paid the Placement Agents a fee equal to 4% of the gross proceeds of the Units sold in the Offering. LEX and its subsidiary, as described below, provide an alternative trading system, and also provide support services to the Company as outlined in an underlying agreement.

The Offering was made on a “best efforts” basis, which means that no one was committed to purchasing any shares in the Offering. OpCo engaged the Placement Agents to act as the exclusive placement agent in connection with the Offering. The Placement Agents were not obligated to purchase any shares or sell a specific number of Units, but used its commercially reasonable “best efforts” to solicit purchases of the Units.

F-7

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Market

In connection with the Offering, the Company admitted its Units to trading on an “alternative trading system” or, ATS, maintained by LEX (the “Platform”). However, there can be no assurance that an active trading market for the Units will be established or, if established, maintained. As a result, the liquidity of the Units may be limited.

The Offering is being conducted through the facilities of the Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically. The Company will pay LEX an annual platform fee equal to 1.0% of the value of the public float of Units, based on the average price per share over the last 90 calendar days of the immediately preceding calendar year (the “Platform Fee”). The Platform Fee is paid out of Company dividends, and if no dividends are declared, interest will accrue at the secured overnight financing rate (“SOFR”) plus 3%, compounded quarterly, and paid out of subsequent dividends. This may cause a liability to the Company.

For the six months ended June 30, 2022, the Company incurred Platform Fees of $4,964, which has been accrued with interest of $130 as of June 30, 2022.

For the six months ended June 30, 2021, the Company incurred Platform Fees of $3,158, which has been accrued with interest of $20 as of June 30, 2021.

Taxable Income

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividends, interest (other than from a financial business), real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

The Company intends to operate such that it will meet the Qualifying Income Exception in each taxable year and expects not to pay any U.S. federal income tax.

NOTE 3 – INVESTMENT

The Company’s 10% interest in OpCo is accounted for under the equity method of accounting due to the fact that the Company has the ability to exercise significant influence. The Company records its share of losses from OpCo. The Company’s investment is carried at an amount different than the net assets of OpCo due to an initial basis adjustment between the net assets of the Company and the fair value of its net assets at the time of the Company’s investment. During the six months ended June 30, 2022, the Company received $2,178 in distributions from OpCo which reduced the carrying value of its investment.

F-8

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 3 – INVESTMENT (Continued)

The combined results of operations and financial position of the Company’s equity basis investment in OpCo are summarized below for the period ended June 30, 2022:

Condensed income statement information:
Revenues	$955,673
Expenses	$929,832
Net income	$25,841

Condensed balance sheet information:
Total assets	$7,820,478
Total liabilities	$13,530,045
Members’ deficit	$(5,709,567)

A reconciliation of the Company’s loss from OpCo is as follows:

10% of OpCo net income	$2,584
Adjustment for basis adjustment	(19,981)
Loss from OpCo	$(17,397)

NOTE 4 – RELATED PARTY TRANSACTIONS

Ownership

As of December 31, 2020, C.J. Follini was the sole member of each of OpCo and the Manager. On March 8, 2021, the Company issued 4,000 common units for net proceeds of $1,000,000, which has been used to acquire a 10% interest in OpCo.

F-9

Gateway Garage Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS (Continued)

Management

The Company is organized as a limited liability company that does not have a board of directors. The Manager performs the function of a board of directors. Pursuant to the Operating Agreement, the Manager has complete and exclusive discretion in the management and control of the Company’s affairs and business, subject to the requirement to obtain consent for certain actions, and possesses all powers necessary, convenient or appropriate to carrying out the Company’s purposes and business, including doing all things and taking all actions necessary to carry out the terms and provisions of each of the foregoing agreements.

The Manager will not receive any compensation for its services as the managing member of the Company. However, upon successful closing of the Offering, OpCo entered into an agreement with the Manager to perform asset management duties for OpCo (the “OpCo Manager”). OpCo pays the OpCo Manager an asset management fee equal to 5.0% of the annual gross income of OpCo, as provided, less annual fees payable on all service contracts including the property manager of OpCo.

NOTE 5 – SUBSEQUENT EVENTS

Effective August 1, 2022, C.J. Follini contributed (the “Contribution”) his 90% ownership interest in OpCo to Noyack Logistics Income REIT, Inc. (“NLI”) in exchange for units of limited partnership interest in NLI’s operating partnership subsidiary, NL REIT OP, LP. NLI was formed by Noyack Capital LLC, an affiliate of Mr. Follini, in October 2021 for the purpose of acquiring, owning and operating a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings, and structured parking garages. As a result of the Contribution, NLI indirectly owns 90% of OpCo.

The Company has evaluated subsequent events through September 29, 2022, the date the financial statements were available to be issued.

F-10

181 High Street LLC

(A Maine Limited Liability Company)

FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

F-11

181 High Street LLC

(A Maine Limited Liability Company)

INDEX TO FINANCIAL STATEMENTS

June 30, 2022 and 2021

F-12

181 High Street LLC

(A Maine Limited Liability Company)

Balance Sheets

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Real estate, net	$7,315,624	$7,517,478
Cash	143,700	304,558
Restricted cash	129,356	62,172
Accounts receivable and other assets	148,021	74,986
Deferred parking receivable	21,727	26,499
Contribution receivable from Gateway Garage Partners LLC	60,000	60,000
Due from affiliates	2,050	5,050

Total assets	$7,820,478	$8,050,743

Liabilities and members’ deficit

Liabilities:
Mortgage note payable, net	$13,136,521	$13,338,399
Accounts payable, accrued expenses and other liabilities	30,096	62,694
Accrued interest	32,815	34,861
Due to affiliates	20,303	14,103
Deferred parking rental income	310,310	314,314

Total liabilities	13,530,045	13,764,371

Commitments and contingencies

Members’ deficit	(5,709,567)	(5,713,628)

Total liabilities and members’ deficit	$7,820,478	$8,050,743

See notes to financial statements

F-13

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Revenues:
Parking rental income	$955,645	$911,507
Interest income	28	22

Total revenues	955,673	911,529

Expenses:
Interest expense	283,485	292,136
Depreciation	201,853	201,853
Payroll	124,297	93,347
Property taxes	120,474	96,846
Other operating expenses	52,436	24,713
Management fees	47,784	52,394
Repairs and maintenance	39,562	23,204
General and administrative expenses	29,673	21,401
Insurance	17,951	17,095
Utilities	12,317	8,115

Total expenses	929,832	831,104

Net income	$25,841	$80,425

 See notes to financial statements.

F-14

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Members’ (Deficit) Equity

For the Six Months Ended June 30, 2022

		Gateway Garage
	C.J. Follini	Partners LLC	Total
Members’ (deficit) equity - January 1, 2022	$(6,727,154)	$1,013,526	$(5,713,628)

Distributions	(19,602)	(2,178)	(21,780)

Net income	23,257	2,584	25,841

Members’ (deficit) equity - June 30, 2022	$(6,723,499)	$1,013,932	$(5,709,567)

See notes to financial statements.

F-15

181 High Street LLC

(A Maine Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net income	$25,841	$80,425
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	201,853	201,853
Amortization of loan financing fees	11,535	11,535
Deferred parking rental income	768	(3,191)
Change in operating assets and liabilities:
Accounts receivable and other assets	(73,035)	(72,794)
Due from affiliates	3,000	-
Accounts payable, accrued expenses and other liabilities	(32,598)	(2,944)
Accrued interest	(2,046)	(1,874)
Due to affiliates	6,200	-
Net cash provided by operating activities	141,518	213,010

Cash flows from financing activities:
Principal repayments of mortgage notes payable	(213,412)	(204,935)
Cash contributions	-	940,000
Offering costs	-	(40,000)
Distributions	(21,780)	(1,025,206)
Net cash used in financing activities	(235,192)	(330,141)

Net decrease in cash and restricted cash	(93,674)	(117,131)

Cash and restricted cash at beginning of period	366,730	359,398

Cash and restricted cash at end of period	$273,056	$242,267

Supplemental disclosures of cash flows information:
Cash paid for interest	$273,994	$282,475
Supplemental disclosure of non-cash financing activities:
Contribution receivable from Gateway Garage Partners LLC	$-	$60,000

See notes to financial statements.

F-16

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

181 High Street LLC (the “Company”) was formed on February 15, 2008 as a Maine limited liability company. The term of the Company shall continue indefinitely, unless the Company is earlier dissolved by the occurrence of events more fully described in the Company’s Limited Liability Company agreement (“LLC Agreement”).

The purpose of the Company is to own and operate a parking facility located at 181 High Street, Portland, Maine (the “Property”). The Property is a five-story parking garage containing approximately 600 parking spaces.

On March 8, 2021, Gateway Garage Partners LLC (“Gateway”) acquired a 10% interest in the Company for a contribution of $1,000,000 pursuant to a Contribution Agreement (the “Contribution Agreement”). As outlined in the Contribution Agreement, if an event of default is not cured, or is incapable of being cured, within 30 days’ written notice by Gateway, then Gateway shall have the right for a 60-day period, commencing at the end of the 30-day notice period, to cause the Company to purchase Gateway’s interest at a price equal to the purchase price plus any accrued and unpaid distributions.

In addition, on March 8, 2021 the Company amended and restated its LLC Agreement (“Amended LLC Agreement”). In accordance with the Amended LLC Agreement, income, losses and distributions from the Company are allocated to the members pro rata according to each member’s percentage interest in the Company. Noyack Medical Partners LLC (“NOYACK”) is the Manager of the Company.

A member of a limited liability company is not liable for debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

The Company’s operations and financial performance are subject to certain business risks and uncertainties that include changes in economic conditions, rapid changes in the real estate market, and competition for parking garages in the local marketplace, among others. Management has prepared cash flow projections for a period defined to include one year beyond the date the accompanying financial statements were available to be issued (the “Evaluation Period”), through approximately April 2023. Management’s projections include certain assumptions about parking volume, parking rates, and the level of expenses necessary to support projected revenues. Management has concluded that existing working capital when combined with the projections will be sufficient to allow the Company to meet its cash flow requirements at least through the end of the Evaluation Period without the need for additional funding. In the event management is unable to successfully execute its business plan, the Company will utilize its available investor liquidity to fund any cash flow obligations, as necessary, through at least April 26, 2023.

F-17

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash and Restricted Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial and/or cash management risk.

Restricted cash consists of monies restricted for the benefit of the Company’s lender under the terms of the mortgage loan agreement. Such reserves are for capital expenditures and real estate taxes. In addition, certain cash from the operation of the Property must be directed to accounts controlled by the lender.

The following table provides a reconciliation of cash and restricted cash within the balance sheets to the sum of the corresponding amounts within the statements of cash flows reported as of:

	June 30, 2022	December 31, 2021	December 31, 2020

Cash	$143,700	$304,558	$43,439
Restricted cash	129,356	62,172	315,959
Cash and restricted cash	$273,056	$366,730	$359,398

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the allowance and a credit to accounts receivable. At June 30, 2022 and December 31, 2021, the Company considers accounts receivable to be fully collectible.

F-18

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Real Estate

Real estate is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real estate are capitalized. Maintenance and repair expenses are charged to expense as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Range of useful lives for depreciable assets are as follows:

Category	Term
Building	39 years
Building improvements	7 - 15 years

The Company reviews its owned real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the Property, which may include parking rental income from current leases in-place and projected future leases, estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the Property. If such cash flows are less than the asset’s net carrying value, an impairment charge is recognized to earnings to the extent by which the asset’s carrying value exceeds the estimated fair value. The Company’s estimates could differ materially from actual results. The Company did not recognize any impairment losses on long-lived assets during the six months ended June 30, 2022, and the year ended December 31, 2021.

Deferred Financing Costs

The Company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt obligation in the balance sheets and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements.

Revenue Recognition

The Company’s revenues are primarily derived from parking rental income, including long-term leases, monthly rentals, and transient customers, which fall under the scope of Leases (Topic 840). The Company recognizes the effects of any scheduled rent increases, rent abatements and prepayments on a straight-line basis over the term of the lease. This requires that parking rental income be recognized in equal annual amounts over the term of the lease. Deferred parking receivable and deferred parking rental income represent the cumulative effect of straight-lining leases and are computed as the difference between income accrued on a straight-line basis and contractual parking rental payments.

F-19

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for the six months ended June 30, 2022 and 2021 were $5,849 and $778, respectively, and are recognized as a component of other operating expenses on the statements of operations.

Offering Costs

Costs incurred in connection with raising capital are recorded as reductions of the related equity proceeds. No offering costs were incurred for the six months ended June 30, 2022. For the year ended December 31, 2021, the Company recorded $40,000 as a reduction of equity contributed to the Company, which represents a placement fee equal to 4.0% of gross proceeds.

Income Taxes

No provision or benefit for income tax has been included in these financial statements because taxable income or loss passes through to, and is reportable by, each member.

The tax positions of the Company are assessed to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit with a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has assessed the federal and state tax positions and has concluded that there are no material uncertain tax liabilities to be recognized or disclosed.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, as amended, Leases (Topic 842). ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. Additionally, ASU 2016-02 requires that the Company capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. ASU 2016-02 is effective for the Company’s financial statements for the year ending December 31, 2022. The Company is currently evaluating the impact of Topic 842 on its financial statements.

F-20

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 3 – REAL ESTATE, NET

Real estate, net consisted of the following as of:

	June 30, 2022	December 31, 2021

Land	$1,001,912	$1,001,912
Building	9,017,220	9,017,220
Building improvements	1,624,114	1,624,114

Total real estate	11,643,246	11,643,246
Less accumulated depreciation	(4,327,622)	(4,125,768)

Real estate, net	$7,315,624	$7,517,478

Depreciation expense for the six months ended June 30, 2022 and 2021 was $201,853.

NOTE 4–MORTGAGE NOTE PAYABLE

On May 17, 2017, the Company obtained a mortgage loan in the amount of $15,000,000 (the “Mortgage”) which matures on May 17, 2027 (the “Maturity Date”). The Mortgage bears interest at 4.05% per annum calculated on a 360-day year through April 30, 2024. Beginning on May 1, 2024 until the Maturity Date, interest on the principal balance shall accrue at a variable rate equal to the Prime Rate, as defined, adjusting on the first day of each month. The Mortgage required monthly payments of interest-only through May 2018 and then monthly payments of principal and interest in an amount sufficient to amortize the principal balance over 300 months through April 17, 2027, with all remaining unpaid principal and interest due on the Maturity Date. The Mortgage is secured by the Property. The Company may prepay the Mortgage, in whole or in part, subject to certain prepayment penalties as defined by the Mortgage. The Company is subject to certain covenants in accordance with the Mortgage, including the maintenance of minimum pre- and post-distribution debt service coverage ratios, which is to be tested on an annual basis. As of June 30, 2022 and December 31, 2021, the Company believes it may not be in compliance with its debt service coverage ratios, which would give the lender the right to call the Mortgage. Management believes that, if necessary, it has the ability to refinance the Mortgage, with terms subject to any future negotiation.

F-21

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 4 – MORTGAGE NOTE PAYABLE (Continued)

The annual estimated principal payments required by the Mortgage for each of the next five years and in the aggregate thereafter are as follows:

Year Ending December 31,

2022 (remainder of the year)	$216,923
2023	448,342
2024	465,652
2025	486,587
2026	506,948
Thereafter	11,122,605

$13,247,057

The components of deferred financing costs as of June 30, 2022, and December 31, 2021 are summarized as follows and are presented as deductions from the loan payable:

	June 30, 2022	December 31, 2021
Deferred financing costs	$228,762	$228,762
Less accumulated amortization	(118,226)	(106,692)

Deferred financing costs, net	$110,536	$122,070

Amortization expense totaled $11,535 for the six months ended June 30, 2022 and 2021.

NOTE 5 – LEASES

Future minimum rentals to be received under non-cancelable operating leases in effect at December 31, 2022 for each of the succeeding five years and thereafter are as follows:

Year ending December 31,

2022 (remainder of the year)	$176,058
2023	327,721
2024	120,000
2025	120,000
2026	120,000
Thereafter	4,110,000
$4,973,779

The preceding future minimum rental payments do not include option or renewal periods.

F-22

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 5 – LEASES (Continued)

The table below summarizes parking rental income from lessees each accounting for more than 10% of total parking rental income for the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,
	2022		2021		Lease
Lessee	Dollars	Percent	Dollars	Percent	Termination Date
Standard Parking	$511,977	54%	$207,338	23%	See Note 7
Maine Medical Center	-	0%	406,000	45%	September 30, 2021
Westin Hotel	329,231	34%	187,690	21%	March 31, 2061

NOTE 6 – RELATED PARTY TRANSACTIONS

As of June 30, 2022 and December 31, 2021, $2,050 and $5,050, respectively, was due from various affiliates. Such amounts are non-interest bearing and due on demand.

As of June 30, 2022 and December 31, 2021, $20,303 and $11,611, respectively, was due to various affiliates. Such amounts are non-interest bearing and due on demand.

Asset Management Fees

The Company engaged NOYACK, a related party affiliated through common ownership, to provide asset management services and consulting services with respect to the oversight of the Property. Effective January 1, 2020, the Company and NOYACK entered into a new asset management agreement, whereby NOYACK will earn an asset management fee equal to 2% of annual gross income, as provided (the “Asset Management Fee”). On March 8, 2021, the Asset Management Fee was amended to equal 5% of annual gross income, as provided, less annual fees payable on all service contracts including Standard Parking Corporation (“Standard Parking”) (see Note 7). For the six months ended June 30, 2022 and 2021, the Company incurred Asset Management Fees of $13,052 and $17,662, respectively. Unpaid Asset Management Fees amounted to $10,170 and $2,492 as of June 30, 2022 and December 31, 2021, respectively, and are included in due to affiliates on the balance sheets.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company engaged Standard Parking as operator and manager of the Property. Standard Parking earns a monthly management fee of $5,874 as of June 30, 2022 which automatically renews each April and increases by 3%, as provided. The Company and Standard Parking agreed to no such increase during 2021. For the six months ended June 30, 2022 and 2021, the Company incurred management fees of $34,732.

F-23

181 High Street LLC

(A Maine Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (Continued)

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s parking garage will depend on future developments, including the duration of the outbreak and the impact of COVID-19 on the financial markets and the overall economy, all of which are still highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, the Company’s results may be materially adversely affected. As of the date of this report, COVID-19 has not had a material impact to the Company’s operations or financial performance as the Company has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

NOTE 8 – SUBSEQUENT EVENTS

Effective August 1, 2022, C.J. Follini contributed (the “Contribution”) his 90% ownership interest in the Company to Noyack Logistics Income REIT, Inc. (“NLI”) in exchange for units of limited partnership interest in NLI’s operating partnership subsidiary, NL REIT OP, LP. NLI was formed by Noyack Capital LLC, an affiliate of Mr. Follini, in October 2021 for the purpose of acquiring, owning and operating a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings, and structured parking garages. As a result of the Contribution, NLI indirectly owns 90% of the Property.

NLI intends to elect to be qualified as a real estate investment trust (“REIT”) for its taxable year ending December 31, 2022. In order to be able to qualify as a REIT, NLI must meet certain income and asset tests, including the requirement that 75% of its income must be generated from, among other things, rents from real property. In order for the revenue generated by the Property owned by the Company to qualify as rents from real property, the property management agreement between Standard Parking and the Company, under which Standard Parking operated and directed the operations of the Property (the “Property Management Agreement”), needed to be replaced by a master lease agreement between Standard Parking and the Company (the “Master Lease”). Under the Master Lease, which has been entered into as of September 21, 2022, and is effective October 1, 2022, the Company will lease the Property to Standard Parking, the tenant of the Property. The Master Lease has an initial term of three months with successive automatic three-month extensions, unless terminated by the Company or Standard Parking pursuant to the terms thereof. The Master Lease requires Standard Parking to pay base rent and percentage rent to the Company on a monthly basis in an aggregate amount that approximates the operating economics generated by the Property that was distributed to OpCo under the terms of the Property Management Agreement.

The Company has evaluated subsequent events through September 29, 2022, the date the financial statements were available to be issued.

F-24

Item 4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of Gateway Garage Partners LLC (incorporated by reference to Exhibit 2.1 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
2.2	Certificate of Formation of 181 High Street LLC (incorporated by reference to Exhibit 2.2 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
2.3	Amended and Restated Operating Agreement for Gateway Garage Partners LLC (incorporated by reference to Exhibit 2.3 to the Gateway Garage Partners Form 1-K filed on June 11, 2021 (the “Form 1-K”))
2.4	Amended and Restated Operating Agreement for 181 High Street LLC (incorporated by reference to Exhibit 2.4 to the Form 1-K)
6.1	Eastland Park Hotel Parking Agreement (incorporated by reference to Exhibit 6.4 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
6.2	Property Management Agreement (incorporated by reference to Exhibit 6.5 to the Gateway Garage Partners Offering Statement on Form 1-A (File No. 024-11344) filed on October 16, 2020)
6.3	Lease, dated as of September 21, 2022, by and between 181 High Street LLC and SP Plus Corporation*

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 30, 2022.

GATEWAY GARAGE PARTNERS LLC

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	President

181 HIGH STREET LLC

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles J. Follini	President	September 30, 2022
Charles J. Follini	(Principal Executive Officer)

6